SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated June 19, 2006, of Holding(s) in Company

                                                             SCHEDULE 10

                                               NOTIFICATION OF MAJOR INTERESTS IN SHARES
Name of company

Scottish Power plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

--------------------------------------------------------------------------------------------------------
Barclays Capital Inc                                                                             126,228
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Barclays Life Assurance Co Ltd                                                                 2,316,059
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Barclays Global Investors Japan Trust & Banking                                                1,731,926
--------------------------------------------------------------------------------------------------------
Barclays Global Investors, N.A.                                                               16,003,127
--------------------------------------------------------------------------------------------------------
Barclays Global Fund Advisors                                                                  4,549,583
--------------------------------------------------------------------------------------------------------
Barclays Private Bank and Trust Ltd                                                                6,174
--------------------------------------------------------------------------------------------------------
Barclays Global Investors Australia Ltd                                                          542,206
--------------------------------------------------------------------------------------------------------
Barclays Global Investors Canada Ltd                                                             102,571
--------------------------------------------------------------------------------------------------------
Barclays Private Bank and Trust Ltd                                                                1,464
--------------------------------------------------------------------------------------------------------
Barclays Global Investors Japan Ltd                                                              713,977
--------------------------------------------------------------------------------------------------------
Gerrard Ltd                                                                                    1,865,558
--------------------------------------------------------------------------------------------------------
Barclays Global Investors Ltd                                                                 15,762,829
--------------------------------------------------------------------------------------------------------
Barclays Private Bank Ltd                                                                          3,000
--------------------------------------------------------------------------------------------------------
Barclays Bank Trust Company Ltd                                                                   48,154
--------------------------------------------------------------------------------------------------------
Barclays Capital Securities Ltd                                                                6,643,541
--------------------------------------------------------------------------------------------------------

Total 50,416,397

5) Number of shares/amount of stock acquired

Not stated

6) Percentage of issued class

Not stated

7) Number of shares/amount of stock disposed

Not stated

8) Percentage of issued class

Not stated

9) Class of security

Ordinary 42p shares

10) Date of transaction

Not stated

11) Date company informed

19 June 2006

12) Total holding following this notification

50,416,397

13) Total percentage holding of issued class following this notification

3.39%

14) Any additional information

Previous holding 4.31%

15) Name of contact and telephone number for queries

Donald McPherson

Deputy Company Secretary

0141 566 4798

16) Name and signature of authorised company official responsible for making this notification

Donald McPherson
Date of notification 19 June 2006

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: June 19, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary